Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 4 DATED OCTOBER 17, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose as an appendix the information contained in the Company’s Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2019.

The following information is included as an appendix to the Offering Circular:

Appendix

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2019 and 2018 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, (“we,” “us,” and the “Company”), is a Delaware limited liability company formed on November 19, 2015, primarily to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area (“MSA”). Operations commenced on May 26, 2017. We use substantially all of the net proceeds from our initial and ongoing offerings (the “Offering(s)”) to invest in the acquisition of property for the development and rental of single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers (referred to herein as “For-Sale Housing”). We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, real estate-related debt and other real estate-related assets. We may make our investments through majority owned subsidiaries, some of which may have rights to receive preferred economic returns.

As of June 30, 2019 and December 31, 2018, our portfolio was comprised of approximately $35.2 million and $30.2 million, respectively, of gross capital deployed in real estate investments that in the opinion of Fundrise Advisors, LLC (our “Manager”), meets our investment objectives.

We have elected to be taxed as a partnership under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. As such, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in the latest offering circular (our “Offering Circular”) we utilize in connection with our Offering, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer (the “Offering”) up to $50.0 million in our common shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of September 6, 2019 and June 30, 2019, we have raised total gross offering proceeds of approximately $40.1 million and $37.7 million, respectively, from settled subscriptions (including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor).

As of September 6, 2019 and June 30, 2019 we have settled subscriptions in our Offering and private placements of approximately 3,985,000 and 3,757,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2019, approximately 2,889,720 of our common shares remained available for sale to the public under our Offering.

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Until December 31, 2018, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted semi-annually and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal semi-annual period (NAV per share) beginning after December 31, 2018. Beginning on January 1, 2019, the per share purchase price of our common shares was updated to $10.34 per share, and beginning on July 1, 2019, the per share purchase price of our common shares was updated to $10.44 per share. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60 day waiting period, for their investment in our shares.

Distributions

We do not expect to declare any distributions until the proceeds from our public offering are invested and returns, if any, have been received by the eFund. In addition, as we expect primarily to invest in the acquisition of property for the development of For-Sale Housing or in properties that have significant capital requirements, these properties may not immediately generate cash flow from sale. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation.

Once we begin to make distributions, we expect that our Manager will declare and make them on a periodic basis based on appreciation of, or operating cash flow from, the sale of our assets, as determined by our Manager, in arrears. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow, the appreciated value of the underlying assets and/or our need to maintain reserves. Given the expectation that most of our distributions will come from the sale of assets, it is likely that we will not make distributions at a consistent rate nor on a consistent periodic basis, if at all. Distributions will be paid to shareholders as of the record dates selected by the Manager.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with PTP Safe Harbor, or for any other reason.

As of June 30, 2019, approximately 267,000 shares had been submitted for redemption, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

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Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from investments in the development and rental, or development and sale of For-Sale Housing. We may also invest in commercial or residential properties that can be repurposed into For-Sale Housing and, to a lesser extent, as real estate-related debt and other real estate-related assets. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On May 26, 2017, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P.). For the six months ended June 30, 2019, we had total net income of approximately $168,000. For the six months ended June 30, 2018, we had total net income of approximately $136,000.

The Company had thirty-five and thirty investments as of June 30, 2019 and December 31, 2018, respectively. We expect cash flows from operating activities to increase in future periods as a result of adding more residential rental properties that generate rental revenue, as well as completing construction on subsequently selling certain properties classified as real estate held for improvement.

Income

Interest Income

For the six months ended June 30, 2019 and 2018, we earned approximately $228,000 and $226,000 of interest income, respectively. There was minimal change due to a relatively stable outstanding principal balance.

Rental Income

For the six months ended June 30, 2019 and 2018, we earned rental income of approximately $250,000 and $130,000, respectively. The increase in rental income was due to seventeen single-family residential rental properties and one quadplex being operational as of June 30, 2019 compared to only eight residential properties as of June 30, 2018.

Gain on Sale of Real Estate

For the six months ended June 30, 2019 and 2018, we earned a gain on the sale of real estate of approximately $181,000 and $107,000, respectively, resulting from the sale of one residential property at an increased margin during the six months ended June 30, 2019 compared to the margin realized as of the six months ended June 30, 2018.

Expenses

The increase in expenses during the six months ended June 30, 2019 was due to the commencement of rental operations on an additional seven residential properties. As a result of buying additional single-family residential rental properties and placing them in service, depreciation and property operating and maintenance expenses increased.

General and Administrative

For the six months ended June 30, 2019 and 2018, we incurred general and administrative expenses of approximately $159,000 and $127,000, respectively, which includes auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses was due to increased fees related to our transfer agent and valuations services.

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Property Operating and Maintenance

For the six months ended June 30, 2019 and 2018, we incurred property operating and maintenance expenses of approximately $96,000 and $50,000, respectively. The increase in expense is due to operating seven additional properties as of June 30, 2019.

 Asset Management and Other Fees – Related Party

For the six months ended June 30, 2019 and 2018, we incurred asset management fees of approximately $145,000 and $83,000, respectively. The increase in the amount of asset management fee is mostly attributable to an increased amount of capital raised as of June 30, 2019 compared to June 30, 2018, since the fee is based on assets under management.

Our Investments

As of June 30, 2019, we entered into the following investments. No investments have been made since June 30, 2019.

Single Family Residential Properties:

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget	Overview (Form 1-U)
La Vista Property (A)	90004	2 / 1	697	05/31/2017	$405,000	$143,000	Initial	Update
H41	90062	2 / 1	1,446	06/22/2017	$486,000	$4,000	Initial	Update
463	90037	3 / 1	1,176	07/07/2017	$532,000	$1,600	Initial	Update
511	90037	3 / 2	1,792	09/01/2017	$435,000	$17,370	Initial	Update
W48	90062	2 / 1	1,446	08/09/2017	$553,000	$146,000	Initial	Update
416	90062	3 / 1	1,448	08/10/2017	$485,000	$5,400	Initial	Update
H412	90062	2 / 1.75	1,956	08/18/2017	$509,000	$140,000	Initial	Update
413	90037	2 / 1	1,092	09/12/2017	$435,000	$4,440	Initial	Update
291	90011	3 / 2	1,747	12/13/2017	$451,000	$10,000	Initial	Update
J28	90018	2 / 1	1,204	06/12/2018	$717,000	$2,500	Initial	Update
D32 (C)	90065	3 / 2	1,613	07/31/2018	$736,916	$5,000	Initial	Update
L60 (D)	90042	3 / 1.5	1,217	08/03/2018	$794,000	$10,000	Initial	Update	Update
S15	90004	2 / 1	1,335	08/17/2018	$716,000	$40,000	Initial	Update
L602 (D)	90042	2 / 2	1,365	09/11/2018	$952,000	$2,500	Initial	Update	Update
E91	90011	(B)	(B)	12/11/2018	$1,790,000	$80,000	Initial	N/A
E62	90011	3 / 2	1,900	12/12/2018	$512,000	$10,000	Initial	Update
W18	90062	2 / 1	1,500	12/14/2018	$512,000	$10,000	Initial	Update
E855	90011	3 / 1	1,300	12/20/2018	$415,000	$15,000	Initial	Update
W41	90062	3 / 1	1,400	1/11/2019	$494,000	$15,000	Initial	Update
S41	90037	2 / 1	1,300	1/31/2019	$527,000	$15,000	Initial	Update
E42	90016	3 / 2	1,350	2/14/2019	$717,000	$2,500	Initial	Update
H30	90018	5 / 3.5	1,500	2/22/2019	$651,000	$20,000	Initial	Update
G55	90016	3 / 2	1,500	3/21/2019	$728,000	$2,500	Initial	Update

(A)	La Vista Property sold on 3/23/18 for a sales price of approximately $550,000.

(B)	Property is improved with three separate structures: a multi-tenant building containing four residential units and approximately 2,500 square feet, a single-family home with approximately 2,000 square feet, and a three-story commercial building with approximately 7,200 square feet.

(C)	D32 sold on 1/23/19 for a sales price of approximately $995,000.
(D)	These assets were classified as single family residential properties at acquisition. As of 6/30/19, these assets are included as part of the RSE L6025 entitlement project. See (E) below.

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Entitlement and Development Properties:

Asset Name	Zip Code	Approximate Square Footage of Lot(s) at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Development Costs Through Entitlement	Projected Number of Entitled Lots	Projected Exit Price Per Lot	Projected Hold Period	Overview (Form 1-U)
CNP 36 Properties	90034	15,800	(A)	$2,705,000	$525,000 - $585,000	12	$350,000 - $370,000	2 - 2.5 years	Initial	Update		N/A
NPSC Westmoreland- Controlled Subsidiary	90029	13,000	(B)	$2,143,000	$750,000 - $800,000	14	$350,000 - $370,000	5 - 2.5 years	Initial	Update		N/A
R13 and R14- Controlled Subsidiary	90026	13,460	(C)	$2,061,000	$525,000 - $575,000	10	$325,000 - $350,000	2 - 2.5 years	Initial	Update		Update
NPSC Virgil- Controlled Subsidiary	90029	19,150	(D)	$2,881,000	$825,000 - $850,000	15	$325,000 - $350,000	2 - 2.5 years	Initial	Update	Update	Update
RSE L6025- Controlled Subsidiary	90042	27,000	(E)	$2,976,000	$522,700	3	$250,000- $275,000	22 months	Initial	N/A	N/A	N/A

(A)	CNP 36 Properties comprised of two parcels: an approximately 8,300 square foot lot purchase on 5/3/18 for $1,555,000 and an approximately 7,500 square foot lot purchase on 3/23/18 for approximately $1,150,000.

(B)	NPSC Westmoreland- Controlled Subsidiary comprised of two parcels: an approximately 5,800 square foot lot purchased on 3/15/18 for approximately $1,103,000 and an approximately 7,200 square foot lot purchased on 11/9/17 for approximately $1,040,000.

(C)	R13 and R14- Controlled Subsidiary comprised of two parcels: an approximately 6,730 square foot lot purchased on 1/4/18 for approximately $1,138,000 and an approximately 6,730 square foot lot purchased on 11/14/17 for approximately $923,000.
(D)	NPSC Virgil- Controlled Subsidiary comprised of three parcels: an approximately 5,750 square foot lot purchased on 1/25/18 for approximately $921,000, an approximately 6,700 square foot lot purchased on 1/19/18 for approximately $910,000, and an approximately 6,700 square foot lot purchased on 12/27/17 for approximately $1,050,000.
(E)	RSE L6025 Controlled Subsidiary comprised of three parcels: L60 (acquired 8/3/18), L602 (acquired 9/11/18), and the latest investment, L6025, was acquired on 6/26/19 for an initial purchase price of approximately $1,230,000. Proceeds were used to acquire an approximately 9,000 square feet of land, which is currently improved with an approximately 1,500 square foot single-family home. The acquisition of L6025 is the last property required to assemble the three lots. Combined, the three parcels achieve a lot size of approximately 27,000 square feet, which will be entitled for 18 single-family homes.

Joint Venture Entitlement and Development Properties, Senior Loans, and Other Assets:

Real Property Controlled Subsidiaries	Zip Code	Approximate Square Footage of Lot at Acquisition	Date of Acquisition	Purchase Price (1)	# Lots/Homes	Projected Exit Price per Lot/Home	Projected Hold Period	Overview (Form 1-U)
Marathon 12	90026	15,620	05/17/2018	$1,279,000	12	$950,000 - $970,000	18 - 21 months	Initial
RRE F1	90731	28,800	05/04/2018	$2,023,000	19	$170,000 - $180,000	21 months	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

Senior Loans	Zip Code	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Projected Hold Period	Overview (Form 1-U)
SC Group 6845 Figueroa, LLC (7)	90042	08/04/2017	9.0%	02/04/2019	$2,250,000	90.0%	97.5%	2 - 2.5 years	Initial	Update
SGGP 1300 Douglas, LLC (8)	90026	11/20/2017	9.0%	05/13/2019	$2,923,350	89.0%	97.0%	2 - 2.5 years	Initial	Update
600 Block Commonwealth, LLC (6)	90004	02/08/2018	18.0%	07/31/2018	$500,000	—	42.0%	6 months	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On July 20, 2018, 600 Block Commonwealth, LLC paid off the loan for the full amount of the outstanding principal balance plus interest .
(7)	On February 3, 2019, SC Group 6845 Figueroa, LLC (“Stradella Court – La Prada”) executed a loan modification extending the maturity date of the senior loan to May 3, 2019. The loan principal increased to $2,396,545. As of June 30, 2019 the loan commitment was still outstanding.
(8)	As of June 30, 2019, the loan commitment was still outstanding.

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Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2019, we have thirty-five investments totaling approximately $35.2 million in deployed capital and had approximately $722,000 in cash and cash equivalents. As of December 31, 2018, we had thirty investments totaling approximately $30.2 million in deployed capital and had approximately $2.8 million in cash and cash equivalents.

For information regarding the anticipated use of proceeds from our Offering, see our “Estimated Use of Proceeds” in our Offering Circular here. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of both June 30, 2019 and December 31, 2018, we had no outstanding debt from our Sponsor (See Note 9, Related Party Arrangements in our consolidated financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of property for the development and sale of For-Sale Housing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50.0 million in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be more subject fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We are encouraged by the stability of the residential real estate capital and credit markets, as well as the continued macroeconomic growth supporting the residential real estate industry.

The current interest rate environment has eased as a result of the cautious stance of the Federal Reserve. As a protective measure against interest rate fluctuations and regulatory uncertainty, the Company intends to focus on purchasing residential properties in major urban centers, and may deploy only modest if any leverage on the properties.

Our management remains cautiously optimistic about the opportunity to acquire properties and investments offering attractive risk adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest-to-no leverage and mid-term target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of June 30, 2019 and December 31, 2018, we had no off-balance sheet arrangements.

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Related Party Arrangements

For further information regarding “Related Party Arrangements,” please See Note 9, Related Party Arrangements in our consolidated financial statements.

Recent Developments

 None.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

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Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	June 30, 2019 (unaudited)	December 31, 2018 (*)
ASSETS
Cash and cash equivalents	$722	$2,755
Accrued interest, PIK	355	236
Other assets	175	156
Real estate deposits	50	204
Residential rental properties, net	11,798	7,428
Real estate held for improvement	14,032	13,545
Real estate held for sale	-	743
Real estate debt investments	4,763	4,564
Investments in equity method investees	3,915	3,479
Total Assets	$35,810	$33,110

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$328	$193
Due to related party	271	589
Settling subscriptions	87	-
Redemptions payable	233	148
Rental security deposits and other liabilities	118	178
Below market leases, net	39	42
Total Liabilities	1,076	1,150

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 3,756,922 and 3,375,758 shares issued, and 3,489,818 and 3,240,374 outstanding as of June 30, 2019 and December 31, 2018, respectively	37,209	33,295
Redemptions - common shares	(2,638)	(1,330)
Retained Earnings (Accumulated deficit)	163	(5)
Total Members’ Equity	34,734	31,960
Total Liabilities and Members’ Equity	$35,810	$33,110

* Derived from the audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
Income (loss)
Interest income	$228	$226
Rental income	250	130
Equity in earnings (losses)	(32)	(7)
Other income – money market dividends	7	-
Gain on sale of real estate	181	107
Total income (loss)	634	456

Expenses
Rental properties operating and maintenance	96	50
Depreciation	66	24
Interest expense - related party note	-	36
Asset management and other fees – related party	145	83
General and administrative expenses	159	127
Total expenses	466	320

Net income (loss)	$168	$136

Net income (loss) per basic and diluted common share	$0.05	$0.09
Weighted average number of common shares outstanding, basic and diluted	3,331,345	1,578,543

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2019 and 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	deficit)	Equity
December 31, 2018	3,240,374	$31,965	$(5)	$31,960
Proceeds from issuance of common shares	381,164	3,942	-	3,942
Redemptions of common shares	(131,720)	(1,308)	-	(1,308)
Offering costs	-	(28)	-	(28)
Net income (loss)	-	-	168	168
June 30, 2019	3,489,818	$34,571	$163	$34,734

	Common Shares		Retained Earnings (Accumulated	Total Members'
	Shares	Amount	deficit)	Equity
December 31, 2017	972,293	$9,723	$(20)	$9,703
Proceeds from issuance of common shares	1,415,668	14,157	-	14,157
Redemptions of common shares	(34,778)	(341)	-	(341)
Offering costs	-	(5)	-	(5)
Net income (loss)	-	-	136	136
June 30, 2018	2,353,183	$23,534	$116	$23,650

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019 (unaudited)	June 30, 2018 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$168	$136
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	32	7
Depreciation	66	24
Amortization of below-market lease	(2)	-
Gain on sale of real estate	(181)	(107)
Net (increase) decrease in accrued interest, PIK	(119)	(103)
Net decrease (increase) in other assets	(19)	50
Net decrease (increase) in restricted cash	-	(10)
Net increase (decrease) in due to developer	7	55
Net decrease (increase) in interest receivable	-	(6)
Net increase (decrease) in due to related party	(24)	86
Net increase (decrease) in accounts payable and accrued expenses	127	(77)
Net increase (decrease) in interest payable – related party	-	(7)
Net increase (decrease) in rental security deposits and other liabilities	(72)	14
Net cash provided by (used in) operating activities	(17)	62
INVESTING ACTIVITIES:
Real estate debt investments	(199)	(678)
Repayment of real estate debt investments	-	125
Acquisitions of real estate held for improvement	(1,735)	(6,453)
Improvements of real estate held for improvement	(512)	(356)
Acquisitions of residential rental properties	(2,572)	-
Improvements in residential rental properties	(105)	(9)
Proceeds from sale of real estate	929	521
Capitalized rental income received	54	-
Investment in equity method investees	(468)	(3,340)
Release (issuance) of real estate deposits	124	63
Net cash provided by (used in) investing activities	(4,484)	(10,127)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	3,942	13,921
Proceeds from note payable - related party	-	5,012
Repayment of notes payable – related party	-	(8,050)
Offering costs	(338)
Proceeds from settling subscriptions	87	427
Cash paid for shares redeemed	(1,223)	(280)
Net cash provided by (used in) financing activities	2,468	11,030

Net increase (decrease) in cash and cash equivalents	(2,033)	965
Cash and cash equivalents, beginning of year	2,755	178
Cash and cash equivalents, end of year	$722	$1,143

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - related party note	$-	$43

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Redemptions payable	$233	$61
Organizational and offering costs accrued	$20	$-
Release of deposits for acquisition of real estate	$31	$1,101
Investment in real estate payable to related party	$24	$-

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the “Company”) was formed on November 19, 2015, as a Delaware limited liability company to acquire and invest in property, for development or redevelopment. Real estate property may consist of land, single-family attached and detached homes, townhomes and condominiums targeted to first-time, move-up and active adult homebuyers and other real estate related investments. Operations commenced on May 26, 2017. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise For-Sale Housing eFund – Los Angeles CA, LLC except where the context otherwise requires.

Each real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $31.9 million of shares on May 31, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2019 and December 31, 2018, after redemptions, the Company has net common shares outstanding of approximately 3,490,000 and 3,240,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares at $10.00 per share for an aggregate purchase price of $5,000, as of June 30, 2019 and December 31, 2018. In addition, as of June 30, 2019 and December 31, 2018, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

As of June 30, 2019 and December 31, 2018, the Company's total amount of equity outstanding on a gross basis was approximately $35.1 million and $32.4 million, respectively, and the total amount of settling subscriptions was approximately $87,000 and $0, respectively. These amounts were based on a $10.34 and a $10.00 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC.

F-5

The consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering. These may also include distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

F-6

As of June 30, 2019 and December 31, 2018, the Manager had incurred cumulative organizational and offering costs of approximately $500,000 and $484,000, respectively, on behalf of the Company. The Hurdle Rate was met during 2019 and 2018, and approximately $161,000 and $479,000 was due to the Manager as of June 30, 2019 and December 31, 2018, respectively. Of the $161,000 and $479,000 due to the Manager as of June 30, 2019 and December 31, 2018, approximately $0 and $21,000, respectively, was related to organizational costs, while the remaining was related to offering costs.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (“ACH”) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the six month period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the six month period.

Real Estate Deposits

During the closing on an investment in residential rental property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us.

Residential Rental Properties and Real Estate Held for Improvement

Our investments in residential rental properties and real estate held for improvement include the acquisition of homes, townhomes, condominiums and multifamily units i) held as rental properties or ii) held for renovation/ redevelopment or are in the process of being renovated, respectively.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Residential Rental Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

 Upon the acquisition of operating residential rental properties, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

The value allocated to in-place leases is amortized over the related lease term. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets haven been reflected within other assets in our consolidated balance sheets.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above or below-market leases is recorded as an adjustment to rental income on the Company’s consolidated statements of operations.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a residential property is available to be rented or sold.

F-7

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with residential property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Real Estate Held For Sale

From time to time, we may identify residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Real Estate Debt Investments

Our real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests in unconsolidated joint ventures.

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to semi-annual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of June 30, 2019 and December 31, 2018, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semi-annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2019 and the year ended December 31, 2018.

F-8

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with the publicly traded partnership (“PTP”) Safe Harbor, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. As of the date of these consolidated financial statements, the Company does not have any subsidiaries that pay tax at the entity level. Accordingly, these consolidated financial statements do not reflect a provision for income taxes and the Company has not taken any other tax positions which require disclosure.

The Company is required to file, has filed, and will continue to file income tax returns with the Internal Revenue Service and other taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. All tax periods since inception remain open to examination at this time.

Revenue Recognition

Rental income is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the consolidated financial statements.

F-9

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income will be recognized on real estate debt investments classified as held to maturity securities.

Gains on sale of real estate are recognized net of costs and selling expenses at the time each single-family property is delivered and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company has elected to adopt this standard under the modified retrospective approach, effective January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for companies for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this new standard will have on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. The adoption of this standard did not have a material impact on the presentation of these consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The adoption of this standard did not have a significant impact on the presentation of these consolidated financial statements.

F-10

Extended Transition Period

 Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Residential Rental Properties and Real Estate Held for Improvement

Our residential rental properties consisted of seventeen single-family residential rentals and one quadplex as of June 30, 2019. Our residential rental properties consisted of ten single-family residential rentals and one quadplex as of December 31, 2018.

The following table presents the Company’s investments in residential rental properties (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land- acquisition allocation	$7,451	$4,322
Building - acquisition allocation	4,273	3,071
Post-acquisition capitalized improvements	208	103
Total gross investment in residential rental properties	$11,932	$7,496
Less: accumulated depreciation	(134)	(68)
Total investment in residential rental properties, net	$11,798	$7,428

As of June 30, 2019 and December 31, 2018, the carrying amount of the residential rental properties above included capitalized transaction costs of approximately $274,000 and $166,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of $229,000 and $144,000, respectively.

During the six months ended June 30, 2019 and 2018, the Company recognized approximately $66,000 and $24,000 of depreciation expense on residential rental properties.

As of June 30, 2019 and December 31, 2018, we had thirteen and fourteen single-family residential properties held for improvement, respectively.

The following table presents our real estate held for improvement (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land- acquisition allocation	$8,785	$8,861
Building - acquisition allocation	3,926	3,767
Post-acquisition capitalized improvements	1,321	917
Total investment in real estate held for improvement	$14,032	$13,545

As of June 30, 2019 and December 31, 2018, real estate held for improvement included capitalized transaction costs of approximately $555,000 and $537,000, respectively, which includes acquisition fees paid to the Sponsor of approximately $246,000 and $246,000, respectively.

F-11

4.	Investments in Real Estate Held for Sale

As of June 30, 2019 and December 31, 2018, we had zero and one single family residential properties held for sale, respectively.

The following table presents the Company’s investments in residential properties held for sale (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Land- acquisition allocation	$-	$306
Building - acquisition allocation	-	431
Post-acquisition capitalized improvements	-	6
Total investment in real estate held for sale	$-	$743

As of June 30, 2019 and December 31, 2018, residential property held for sale included capitalized transaction costs of approximately $0 and $22,000, respectively, which includes acquisition fees paid to the Sponsor of approximately $0 and $14,000, respectively.

5.	Real Estate Debt Investments

As of June 30, 2019 and December 31, 2018, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments	For the Six Months ended June 30, 2019	For the Year ended December 31, 2018
Beginning balance	$4,800	$4,262
Investments (1)	318	1,038
Principal repayments	-	(500)
Ending balance	$5,118	$4,800

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table describes our real estate debt investments as of June 30, 2019 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	2	$5,118	$199	$5,118
Balance as of June 30, 2019		$5,118	$199	$5,118

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table describes our real estate debt investments as of December 31, 2018 (amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior Debt	2	$4,800	$373	$4,800
Balance as of December 31, 2018		$4,800	$373	$4,800

(1)	This only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s real estate debt investments, as of June 30, 2019, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$5,118	$-	$-	$-
Balance as of June 30, 2019	$5,118	$-	$-	$-

F-12

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2018, by contractual maturity grouping (amounts in thousands):

Asset Type	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	$4,800	$-	$-	$-
Balance as of December 31, 2018	$4,800	$-	$-	$-

Credit Quality Monitoring

The Company’s real estate debt investments are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2019 and December 31, 2018, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

6.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2019	As of December 31, 2018
Interest receivable	$32	$17
Retainers and prepaid improvement costs	-	2
Accounts receivable	90	57
Due from investor	35	3
Prepaid leasing fee	12	-
Other prepaid expenses	6	77
Total other assets	$175	$156

7.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$3,479	$-
Investments in equity method investees	468	3,514
Distributions received	-	-
Equity in earnings (losses) of equity method investees	(32)	(35)
Ending balance	$3,915	$3,479

F-13

As of June 30, 2019, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 99.0% non-controlling member interest in RRE F1, LLC, whose activities are carried out through the following wholly-owned asset: Square One 867 10th Street, a small lot townhome entitlement project.

2)	Acquired in 2018, a 91.8% non-controlling member interest in Marathon 12, LLC, whose activities are carried out through the following wholly-owned asset: P Joseph Marathon 12, a twelve townhome construction project.

As of and for the period ending June 30, 2019, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1, LLC	Marathon 12, LLC
Condensed balance sheet information:	As of June 30, 2019	As of June 30, 2019
Real estate assets, net	$2,363	$8,889
Other assets	11	83
Total assets	$2,374	$8,972

Mortgage notes payable	$-	$6,985
Other liabilities	25	199
Equity	2,349	1,788
Total liabilities and equity	$2,374	$8,972
Company’s equity investment	$2,353	$1,589

	RRE F1, LLC	Marathon 12, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2019
Total revenue	$-	$-
Total expenses	31	1
Net income (loss)	$(31)	$(1)
Company’s equity in net income (loss) of investee	$(31)	$(1)

As of December 31, 2018 and for the period ending June 30, 2018, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

	RRE F1, LLC	Marathon 12, LLC
Condensed balance sheet information:	As of December 31, 2018	As of December 31, 2018
Real estate assets, net	$2,252	$7,022
Other assets	3	10
Total assets	$2,255	$7,032

Mortgage notes payable	$-	$5,512
Other liabilities	36	75
Equity	2,219	1,445
Total liabilities and equity	$2,255	$7,032
Company’s equity investment	$2,195	$1,284

	RRE F1, LLC	Marathon 12, LLC
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$-	$-
Total expenses	7	-
Net income (loss)	$(7)	$-
Company’s equity in net income (loss) of investee	$(7)	$-

F-14

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2019 and December 31, 2018, the Company’s significant financial instruments consist of cash and cash equivalents and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investment is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2019 and December 31, 2018, management estimated the fair value of our real estate debt investment to be approximately $5.1 million and $4.8 million, respectively.

9.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Cost for amount of organizational and offering costs incurred and payable as of June 30, 2019 and ended December 31, 2018.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2019 and 2018, the Manager incurred $43,000 and $27,000 of costs on our behalf, respectively. Approximately, $12,000 and $0 of costs were due and payable to the Manager as of June 30, 2019 and December 31, 2018, respectively.

An asset management fee is owed quarterly to the Manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee. From January 1, 2018 through December 31, 2018, the Company paid the Manager a quarterly asset management fee of one-fourth of 0.85%, which was based on our net offering proceeds as of the end of each quarter. Beginning January 1, 2019, this fee has been based on our NAV at the end of the prior semi-annual period.

F-15

For the six months ended June 30, 2019 and 2018, we have incurred asset management fees of approximately $145,000 and $82,000, respectively. As of June 30, 2019 and December 31, 2018, approximately $72,000 and $69,000, respectively, of asset management fees remain payable to the Manager.

The Company may be charged by the Manager, a quarterly development fee of 5% of total development costs, excluding land. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the for-sale housing project or if there is no outside developer of the for-sale housing project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. No quarterly development fee has been charged for the six months ended June 30, 2019 and 2018, respectively.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2019 and December 31, 2018, there have been no non-performing assets and no special servicing fees have been accrued to the Manager.

The Company will also pay the Manager a disposition fee in the event that a for-sale housing project is sold to a homebuyer investor or if the or if our Manager is acting as the real estate developer. The fee may be up to 1.5% of the gross proceeds. For the six months ended June 30, 2019 and 2018, no disposition fees have been incurred, respectively.

Fundrise Lending, LLC

As an alternative means of acquiring investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by the Company. The ability to warehouse investments will allow the Company the flexibility to deploy its offering proceeds as funds are raised. The Company then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of its acquisition. For the six months ended June 30, 2019 and year ended December 31, 2018, the Company purchased one investment, that was warehoused or owned by Fundrise Lending, LLC, respectively.

For situations where the Company’s Sponsor, Manager, or their affiliates have a conflict of interest with the Company that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction,” the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on the Company’s behalf will be payable by the Company. Principal transactions are defined as transactions between the Company’s Sponsor, Manager or their affiliates, on the one hand, and the Company or one of its subsidiaries, on the other hand. The Company’s manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. For the six months ended June 30, 2019 and 2018 fees of approximately $9,000 and $10,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and holds 9,500 shares, as of June 30, 2019 and December 31, 2018, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Additionally, as an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise, L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. For the six months ended June 30, 2019 and year ended December 31, 2018, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and holds 500 common shares as of June 30, 2019 and December 31, 2018.

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its other Fundrise investment funds. The loan bore a 3.0% interest rate and expired on January 31, 2019. The total drawn between the ten noteholders was not exceed an aggregate amount of $10.0 million. During the six months ended June 30, 2019 and 2018, the Company incurred interest of approximately $0 and $36,000, respectively. As of June 30, 2019 and December 31, 2018 approximately $0 of interest and principal remains payable to Rise Companies Corp. The promissory grid note was not extended, and therefore, may not currently be used to fund future transactions.

F-16

For the six months ended June 30, 2019 and 2018, the Sponsor incurred $7,000 and $12,000 of costs on our behalf, respectively. As of June 30, 2019 and December 31, 2018, $26,000 and $41,000 were due and payable to the Sponsor, respectively.

The following table presents the Company’s acquisition fee activity with the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2019	For the Six Months Ended June 30, 2018
Acquisition fees incurred and paid to the Sponsor	$61	$144
Acquisition fees incurred unpaid to the Sponsor	24	-
Total acquisition fee activity with the Sponsor	$85	$144

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Concentration risk is the risk of loss due to the concentration of exposure to a specific investment, issuer, individual transaction, or geographic location. Our limited geographic diversity means that adverse general economic or other conditions in the Los Angeles, CA market could negatively impact our business, results of operations and financial condition.

11.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2019 and December 31, 2018, approximately $2,000 and $6,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

12.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 13, 2019 for potential recognition or disclosure. The Company is not aware of any subsequent event that requires recognition or disclosure.

F-17